GGL DIAMOND CORP.

NEWS RELEASE

October 7, 2008

Field season ends with new discoveries on PGB (NT)

Vancouver, British Columbia – Ray Hrkac, CEO, GGL Diamond Corp. (TSXV: GGL) ("GGL"), is pleased to provide a preliminary report on the season's exploration activities on GGL's 100%-owned claims on the **Providence Greenstone Belt (PGB)** in the Northwest Territories (NT) and at McConnell Creek, British Columbia. The field season at both locations ended during the third week of September.

Providence Greenstone Belt

In addition to the drilling which took place in late August and September, GGL carried out prospecting and mapping for two months on the PGB, documenting at least 100 VTEM airborne targets for geology, alteration, mineralization and setting.

Positive results from the season's efforts have located new gold and volcanogenic massive sulfide (VMS) prospects on our PGB claim group. In addition, we made good progress in further defining the geology of this large property, which now comprises 426,104.88 acres over a north-sound length of 120 km. We look forward to planning the next steps in determining the potential for gold mineralization associated with both iron formation and major structural shear zones, plus the potential for magmatic nickel deposits and for polymetallic VMS (copper, zinc, lead, silver and gold) deposits.

The Company will provide a more detailed report when all data and assays are received, compiled, and analyzed.

Two of the prospective nickel targets on the PGB were tested by a total of nine holes drilled in the two locations. Due to a series of unfortunate mechanical breakdowns, compounded by some difficult weather conditions, only one-third of the planned drilling was completed.

Based on preliminary results, the drill program confirmed VTEM conductors delineated by the airborne geophysical survey were indeed caused by highly conductive sulfide minerals. This knowledge will help our future exploration efforts.

Pyrrhotite mineralization principally, but also subordinate pyrite, was intersected in six of the nine drill holes over apparent true widths of between one and 13 metres. The sulfides in the zones are present as bands of massive, disseminated or stringer mineralization. Some of these zones appear more representative of volcanogenic distal exhalite sequences, rather than magmatic sulfide sequences.

The independent Qualified Persons for the Company for the PGB project include N.C. Carter, PhD., P.Eng., Consulting Geologist, plus Qualified Persons from the consulting firm of Aurora Geosciences Ltd. (Gary Vivian, M.Sc., P.Geol., President).

McConnell Creek, BC copper-gold project

At GGL's prospective copper-gold property at **McConnell Creek** in north central British Columbia, the Company has also completed its field work, including diamond drilling, and will report on progress there when all results are received, compiled and analyzed.

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#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein at GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END